ALAMOS GOLD INC. Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823 Toronto, Ontario, Canada M5J 2T3 Telephone: (416) 368-9932 or 1 (866) 788-8801 All amounts are in United States dollars, unless otherwise stated. F O R I M M E D I A T E R E L E A S E W E B S IT E : w w w .a la m os go ld .c om T R A D IN G S Y M B O L: T S X :A G I N Y S E :A G I Alamos Announces Positive Feasibility Study for Ağı Dağı Project and Preliminary Economic Assessment for Çamyurt Project Ağı Dağı Net Present Value Increased 240% with After-Tax IRR of 39%; Robust Initial Economics Outlined for Çamyurt Toronto, Ontario (February 22, 2017) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported results from the positive feasibility study conducted on its Ağı Dağı gold project, located in the Çanakkale Province in northwestern Turkey. The study is a continuation of the pre-feasibility study completed on the project in 2012. The Company also reported results from a positive preliminary economic assessment (“PEA”) completed on its Çamyurt gold project, located approximately 4 kilometres (“km”) from Ağı Dağı. Ağı Dağı Feasibility Study Highlights  Declaration of an initial Proven and Probable mineral reserve of 54.4 million tonnes grading 0.67 grams per tonne of gold (“g/t Au”) and 5.4 grams per tonne of silver (“g/t Ag”), containing 1.17 million ounces of gold and 9.5 million ounces of silver  Average annual gold production of 177,600 ounces over five years with total life of mine production of 937,300 ounces  Life of mine total cash costs of $374 per ounce of gold and mine-site all-in sustaining costs of $411 per ounce, among the lowest in the industry  Initial capital estimate of $250 million and total life of mine capital, including sustaining capital and closure costs, of $313 million  After-tax net present value (“NPV”) of $298 million at an 8% discount rate ($360 million at a 5% discount rate) and an after-tax internal rate of return (“IRR”) of 39%, representing a 1.9 year payback using base case gold and silver price assumptions of $1,250 and $16.00 per ounce, respectively  After-tax NPV (8%) has increased 240% to $298 million and after-tax IRR has more than doubled to 39%, from $88 million and 15%, respectively in the 2012 prefeasibility study when applying the same base case gold and silver price assumptions, highlighting the significant improvement in project economics Çamyurt Preliminary Economic Assessment Highlights  Average annual production of 93,200 ounces of gold and 403,000 ounces of silver over four years with total life of mine production of 373,200 ounces of gold and 1,612,600 ounces of silver  Initial capital estimate of $10 million and total life of mine capital, including sustaining capital and closure costs, of $26 million. The low capital reflects no infrastructure requirements with ore from Çamyurt to be trucked and processed through the nearby Ağı Dağı infrastructure

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 2 | ALAMOS GOLD INC  Life of mine total cash costs of $604 per ounce of gold and mine-site all-in sustaining costs of $645 per ounce, reflecting longer haul distances to the Ağı Dağı processing facilities  After-tax net present value (“NPV”) of $86 million at an 8% discount rate ($111 million at a 5% discount rate) and an after-tax IRR of 253%, representing a 1.4 year payback using base case gold and silver price assumptions of $1,250 and $16.00 per ounce, respectively  The PEA assumes ore from Çamyurt is sequenced after Ağı Dağı has been depleted in order to utilize the infrastructure at Ağı Dağı, resulting in a combined mine life of nearly 10 years between the two projects “With the step-change improvement in Ağı Dağı’s economics, we now have three of the highest return, undeveloped gold projects in the world. With Kirazlı, followed by Ağı Dağı and Çamyurt, we own a pipeline in Turkey that can provide low cost production and free cash flow growth for more than a decade,” said John A. McCluskey, President and Chief Executive Officer.

TRADING SYMBOL: TSX:AGI NYSE:AGI

Ağı Dağı	Feasibility Study - 2017	Pre-feasibility Study - 2012	Difference
Production			
Mine life (years)	6	7	-14%
Total gold production (ounces)	937,300	1,001,800	-6%
Total silver production (ounces)	2,365,200	1,896,700	25%
Average annual production (ounces)[1]			
Gold	177,600	143,000	24%
Silver	444,200	271,000	64%
Total ore mined (tonnes)	54,361,000	69,138,000	-21%
Total waste mined (tonnes)	55,893,000	80,154,000	-30%
Total material mined (tonnes)	110,254,000	149,292,000	-26%
Waste-to-ore ratio[2]	1.03	1.16	-11%
Average grade (grams per tonne)			
Gold	0.67	0.55	22%
Silver	5.4	3.3	64%
Recovery (%)			
Gold	80%	81%	-1%
Silver	25%	26%	-1%
Average throughput (tonnes per day ("tpd"))	30,000	30,000	0%
Operating Costs			
Total cost per tonne of ore[3]	$6.46	$8.85	-27%
Total cash cost (per ounce sold)[4]	$374	$611	-39%
Mine-site all-in sustaining cost (per ounce sold)[4]	$411	$628	-35%
Capital Costs (millions)			
Pre-production capital expenditure	$250.3	$278.3	-10%
Sustaining capital expenditure	$33.9	$17.2	97%
Reclamation costs (net of salvage value)	$28.8	$31.1	-7%
Total capital expenditure	$312.9	$326.6	-4%
Economic Analysis			
IRR (after-tax)	38.7%	14.0%	+24.7%
NPV @ 0% discount rate (after-tax, millions)	$492.8	$258.3	91%
NPV @ 5% discount rate (after-tax millions)	$360.2	$121.5	196%
Gold price assumption (average, per ounce sold)	$1,250	$1,206	4%
Silver price assumption (average, per ounce sold)	$16.00	$22.15	-28%
Exchange Rate (Turkish Lira/US Dollar)	2.90:1	1.80:1	-38%
Base Case Metal Price Comparison			
IRR (after-tax)	**38.7%**	**15.4%**	**+23.3%**
NPV @ 0% discount rate (after-tax, millions)	**$492.8**	**$287.5**	**71%**
NPV @ 8% discount rate (after-tax, millions)	**$297.6**	**$87.6**	**240%**
Gold price assumption (average, per ounce sold)	$1,250	$1,250	0%
Silver price assumption (average, per ounce sold)	$16.00	$16.00	0%

1. Average annual production is based on five full years of production and excludes pre-commercial production
2. Reported waste-to-ore ratio is over the life of mine. The waste-to-ore ratio during commercial production is 0.70:1 in the 2017 feasibility study and 0.93:1 in the 2012 pre-feasibility study
3. Total unit cost per tonne of ore excludes silver as a by-product credit. Total unit costs of $8.24 per tonne of ore reported in the 2012 pre-feasibility study included a silver credit of $0.61 per tonne, or $8.85 excluding the by-product credit
4. Total cash costs and mine-site all-in sustaining costs include silver as a by-product credit

3 | ALAMOS GOLD INC

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 4 | ALAMOS GOLD INC Key Changes from the 2012 Ağı Dağı Pre-Feasibility Study  Unit mining costs per tonne of ore and operating costs per ounce have decreased reflecting: o Improved pit slope design based on geotechnical work conducted since 2012, resulting in increased overall slope angles, less waste mined, and a lower waste-to-ore ratio o Lower Turkish Lira/US dollar assumption of 2.90:1 compared with 1.80:1 used in the pre-feasibility study. This remains conservative relative to the current Turkish Lira/US Dollar exchange rate of 3.6:1. Approximately 60% of the project operating and capital costs are denominated in Turkish Lira o Unit mining costs have decreased to $1.72 per tonne of material with the application of Turkish mining contractor rates. This compares to $3.21 per tonne assumed in the 2012 pre-feasibility study which reflected North American mining costs  Gold and silver grades have increased reflecting the steeper pit slopes which allowed for the exclusion of low grade marginal material near the edge of the pit: o Total tonnes of ore and waste mined have decreased 21% and 30%, respectively, while average grades have increased to 0.67 g/t Au and 5.4 g/t Ag, a 22% and 64% increase, respectively o The net result is a 24% increase in average annual gold production and 35% reduction in mine-site all-in sustaining costs, more than offsetting a 6% reduction in life of mine gold production  A 2% corporate tax rate has been assumed with the Company expecting to qualify for tax investment incentives enacted by the Turkish government. A 4% corporate tax rate was assumed in the 2012 pre-feasibility study  A more conservative 8% discount rate has been assumed for the base case economic analysis compared with 5% in the pre-feasibility study  Gold and silver price assumptions of $1,250 and $16.00 per ounce, respectively, compared to $1,206 and $22.15 per ounce in the pre-feasibility study  Applying the same base case gold and silver price assumptions to the pre-feasibility study demonstrates the significant improvement in economics under the feasibility study with the after-tax NPV (8%) increasing to $298 million and after-tax IRR increasing to 39%, from $88 million and 15%, respectively Ağı Dağı Mineral Reserves and Resources A large portion of the Measured and Indicated mineral resource at Ağı Dağı has been successfully converted to an initial Proven and Probable Mineral Reserve totaling 54.4 million tonnes, grading 0.67 g/t Au and 5.4 g/t Ag, containing 1.17 million ounces of gold and 9.5 million ounces of silver. Compared with the mineral resources included within the pre-feasibility mine plan, the initial mineral reserve is slightly smaller but significantly higher grade. The mineral reserve contains 22% higher gold grades, 21% fewer tonnes and 5% lower contained gold ounces. The mine plan in the pre-feasibility study included Measured and Indicated mineral resources of 69.1 million tonnes grading 0.55 g/t Au and 3.3 g/t Ag, containing 1.23 million ounces of gold and 7.3 million ounces of silver. Of the Inferred mineral resource, approximately 74,000 ounces of gold is contained within the mineral reserve pit and treated as waste in the feasibility mine plan. This represents an opportunity to add to the mine plan with its conversion through additional infill drilling.

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 5 | ALAMOS GOLD INC Mineral Reserves – Effective as of December 31, 2016 Classification Ktonnes g/t Au g/t Ag Contained Ounces Gold Silver Proven 1,450 0.76 6.2 36,000 290,000 Probable 52,911 0.66 5.4 1,130,000 9,169,000 Total 54,361 0.67 5.4 1,166,000 9,459,000 1. Mineral reserve estimates assume a gold price of $1,250 per ounce and a silver price of $16.00 per ounce 2. The Mineral Reserve cut-off grade is determined as a net of process value of $0.10/t incorporating both the gold and silver grades and recoveries, less process and G&A costs for each model block 3. The Mineral reserve pit has a waste:ore ratio of 1.03:1 Mineral Resources at a 0.2 g/t gold cut-off grade – Effective as of December 31, 2016 Classification Ktonnes g/t Au g/t Ag Contained Ounces Gold Silver Measured 553 0.44 1.59 8,000 28,000 Indicated 34,334 0.46 2.19 510,000 2,421,000 Measured & Indicated 34,887 0.46 2.18 518,000 2,450,000 Inferred 16,760 0.46 2.85 245,000 1,534,000 1. Mineral Resources are reported exclusive of Mineral Reserves 2. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources estimated will be converted into Mineral Reserves. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues 3. The CIM definitions were followed for the classification of Measured, Indicated, and Inferred mineral resources 4. The quantity and grade of reported Inferred Resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred Resources as an Indicated or Measured Mineral Resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured Mineral Resource category 5. Mineral resources are contained within pits optimized at a gold price of $1,400 per ounce and silver price of $22 per ounce Economic Analysis Ağı Dağı’s estimated base case after-tax IRR is 39% and after-tax NPV is $298 million, using an 8% discount rate based on an economic analysis conducted as part of the feasibility study. This represents a 1.9 year payback and assumes a gold price of $1,250 per ounce and silver price of $16.00 per ounce, and incorporates only Proven and Probable mineral reserves. The project’s economics are sensitive to discount rates, metal price assumptions and input costs as detailed in the tables below. Ağı Dağı After-Tax NPV (8%) Sensitivity ($ Millions) -15% -10% -5% Base Case 5% 10% 15% Gold and Silver Price $176.6 $217.0 $257.3 $297.6 $329.2 $369.1 $404.7 Turkish Lira $342.1 $328.6 $313.9 $297.6 $279.7 $259.7 $237.4 Capital Costs $337.2 $324.0 $310.8 $297.6 $284.4 $271.2 $258.0 Operating Costs $333.5 $321.5 $309.6 $297.6 $285.6 $273.7 $261.7

TRADING SYMBOL: TSX:AGI NYSE:AGI

Ağı Dağı After-Tax NPV (8%) and IRR Sensitivity to Gold Price

Gold Price ($)	After-Tax NPV 8% ($M)	After-Tax IRR (%)
$950	$110.0	20.8%
$1,050	$172.6	27.2%
$1,150	$235.1	33.1%
$1,250	**$297.6**	**38.7%**
$1,350	$351.2	43.2%
$1,450	$408.1	47.9%

Ağı Dağı After-Tax NPV Sensitivity to Discount Rate

Discount Rate (%)	After-Tax NPV ($M)
0%	$492.8
5%	$360.2
8%	**$297.6**
10%	$261.5

Permitting

The Environmental Impact Assessment ("EIA") for Ağı Dağı has been approved by the federal government. The key remaining permits are the Forestry permits which are also granted by the federal government, and the GSM (Business Opening and Operation) permit which is granted by the Çanakkale Governorship. The Company has not started pursuing the Forestry or GSM permits with the current focus on completing the permitting process at Kirazlı and proceeding with its development. Incorporating the Çamyurt project into Ağı Dağı would require the submission and approval of an amended EIA.

The Company expects to first develop Kirazlı and then utilize cash flows from that operation to help fund development of Ağı Dağı. Following a construction decision, the Company expects a 36 month development timeline for Ağı Dağı, including approximately three months of pre-commercial production. The critical path task for the completion of the Ağı Dağı project will be the construction of the water reservoir.

Mining

Conventional open pit mining methods will be utilized at Ağı Dağı with contract mining to be employed. Ağı Dağı is comprised of two deposits which form the Baba and Deli pits. Baba and Deli are located approximately 2.5 km apart. The final pit designs are based on a 5 metre ("m") bench height. A traditional drill, blast, load and haul sequence will be used to deliver ore to the crushing circuit. Waste produced over the life of the mine will be used as engineered fill for the leach pad foundation, primarily during the pre-production phase, trucked to the waste rock dump located directly north of the Deli pit, or backfilled into the pits once the ultimate pit bottoms are achieved.

As with Kirazlı, an opportunity to improve the design of the pit slopes at Ağı Dağı was outlined in the 2012 pre-feasibility study and additional geotechnical work was subsequently undertaken. The geotechnical evaluation was based on core logging, point load testing and laboratory analysis of the geotechnical core holes. Based on the findings, the recommended inter-ramp/overall pit slope angles have been increased to a range of 35 to 48° depending on the sector of the pits with all but one of the sectors between 40 and 48°. This has reduced the amount of waste to be mined resulting in a lower life of mine waste-to-ore ratio of 1.03:1, from

6 | ALAMOS GOLD INC

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 7 | ALAMOS GOLD INC 1.16:1 in the 2012 pre-feasibility study. This has helped reduce the mining cost per tonne of ore and improved the overall economics of the project. Processing, Metallurgy and Infrastructure Ağı Dağı has been designed as a 30,000 tonnes per day (“tpd”) heap leach operation utilizing a multiple lift, single use leach pad. Ore will be mined from both the Baba and Deli pits and processed through two primary crushers, one located near each pit. The primary crushed ore will then be conveyed to a central secondary crushing circuit where it will be crushed to a nominal size of 26 millimetres. The secondary crushed ore will be drum agglomerated, stacked on the leach pad by conveyor stacking and processed with conventional heap leaching methods. The crushed ore will be stacked in 10 m lifts with the leach pad facility to be constructed in three phases to an ultimate height of 70 m. Phase 1 will have a capacity of 29.7 million tonnes, phase 2, a capacity of 19.8 million tonnes, and phase 3, a capacity of 24.1 million tonnes for an ultimate capacity of 73.6 million tonnes. This is approximately 19.2 million tonnes larger than the current mineral reserve of 54.4 million tonnes to accommodate future potential exploration success and the current 16.6 million tonnes of ore included within the PEA mine plan for Çamyurt. The capital required for all three phases is included within the total life of mine capital estimate for Ağı Dağı. A dilute cyanide solution will be applied to the crushed ore over a 90 day leaching cycle with the pregnant solution collected and processed through the adsorption-desorption-recovery (“ADR”) plant where gold and silver doré will be produced. Based on column tests conducted on the different alteration types at Ağı Dağı, gold and silver recoveries are expected to average 80% and 25%, respectively. Ağı Dağı will be supplied with power by connecting to commercial power. Overhead power lines will connect 34.5 kV, three phase and 50 Hz power system to a metering and switching substation located on site near each primary crusher. In the event of a power failure, a diesel- fired backup generator will be used to supply emergency power. Operational water will be supplied via a pipeline from a planned reservoir to be constructed by Alamos. The reservoir for Ağı Dağı will be independent of the reservoir to be constructed for the Kirazlı project. In conjunction with the Ministry of Forestry and Water Affairs – State Hydraulic Works (“DSI”), a water reservoir project has been designed to supply the process water requirements of the Ağı Dağı project and clean drinking water for the nearby communities. The feasibility study on the reservoir project has been approved by DSI. Operating Costs Total cash costs are expected to average $374 per ounce of gold and mine-site all-in sustaining costs $411 per ounce, net of silver as a by-product credit. Similar to Kirazlı, these are both among the lowest in the industry. Total unit costs per tonne of ore processed are expected to average $6.46 per tonne. This is down from $8.85 per tonne assumed in the 2012 pre-feasibility study reflecting the depreciation of the Turkish Lira, lower unit mining costs per tonne of material, and a lower waste-to-ore ratio. Unit mining costs have decreased to $1.72 per tonne of material with the application of Turkish mining contractor rates. This compares to $3.21 per tonne assumed in the 2012 pre- feasibility study which reflected North American mining costs. Unit mining costs per tonne of material at Ağı Dağı are expected to be slightly higher than Kirazlı reflecting longer haulage

TRADING SYMBOL: TSX:AGI NYSE:AGI

distances. Approximately 60% of Ağı Dağı's operating and capital costs are denominated in Turkish Lira. Of the remaining 40%, the majority is denominated in US dollars.

The breakdown of unit costs is summarized as follows.

Operating Cost[1]	$/t Processed	LOM $M
Mining[2]	$2.85	$150.7
Processing	$2.54	$134.1
G&A	$1.07	$56.5
Total Operating Costs[3]	**$6.46**	**$341.3**

1. Operating costs exclude working capital and royalty payments
2. Average mining cost during the production period is $1.72/t mined with a strip ratio of 0.70:1 (1.03:1 including pre-commercial production)
3. Excludes silver as a by-product credit

Royalty

Ağı Dağı and Çamyurt are subject to a Mining State Right Royalty payable to the Turkish government. It is a top line sliding scale royalty based on the price of gold with a 50% deduction to the royalty for producing doré in country. Including certain other eligible deductions available for expenses related to transportation and processing costs, the Company expects the gross royalty of 4% would be reduced to a net payable royalty of approximately 1.5% (at a $1,250 per ounce gold price).

In addition to the State Right Royalty, production from Ağı Dağı and Çamyurt is subject to a 2% net smelter return ("NSR") royalty payable to Franco-Nevada Corporation.

State Right Royalty			Gold Price ($/oz)	Silver Price ($/oz)
Gross	Net	Payable[1]		
2%	1%	0.5%	<800	<10
4%	2%	1.5%	801 - 1250	11-20
6%	3%	2.5%	1,251 – 1,500	21-25
8%	4%	3.5%	1,501 – 1,750	25-30
10%	5%	4.5%	1,751 – 2,000	31-35
14%	7%	6.5%	2,001 – 2,250	36-40
16%	8%	7.5%	>2,251	>41

1. Approximate state royalty payable based on estimated eligible deductions available for expenses related to transportation and processing costs

Capital Costs

Initial capital cost of $250 million is down 10% from the $278 million assumed in the 2012 pre-feasibility study primarily reflecting lower capital required for pre-stripping. With good infrastructure and the ability to connect to the commercial electricity grid, the bulk of pre-production capital will be spent on construction of the leach pad, crushing circuit, process plant facilities, water management and the reservoir.

The construction workforce is expected to ramp up to a maximum of 735 personnel and average approximately 500 over the peak phase of construction. Following a construction decision, the Company expects a 36 month development timeline, including approximately three months of pre-commercial production.

8 | ALAMOS GOLD INC

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 9 | ALAMOS GOLD INC A breakdown of the capital requirements is detailed as follows. Capital Cost ($ Millions) Mining (Pre-Production) $47.7 Process Plant $10.2 Leach Pads and Ponds $70.7 Water Supply and Management $25.3 Offsite Infrastructure $4.8 Onsite Infrastructure $9.0 Indirects $15.4 EPCM $11.3 Owner's Cost $27.7 Contingency $32.7 Pre-production revenue -$4.6 Total Pre-Production Capital $250.3 Sustaining Capital $33.9 Reclamation and Closure Costs $28.8 Total Capital $312.9 Taxes The statutory corporate tax rate in Turkey is 20%; however, the Company expects to benefit from tax investment incentives that have been implemented by the Turkish Government to reduce the corporate tax rate on the Ağı Dağı project to 2%. Effective June 19, 2012, the Turkish Government legislated certain tax investment incentives designed to promote investment in specific industries and regions of Turkey. The Company has evaluated these investment incentives in consultation with a recognized international accounting firm and the Turkish Government, and expects that the Ağı Dağı project will qualify for the following incentives on successful application:  Reduce corporate tax rate from 20% to 2% on up to 50% of the initial capital investment;  Exemption from custom duties;  VAT exemption;  Support for interest payments; and  Social security premium employer share elimination. Under the incentive program, the Company is expected to be eligible for a reduction to the corporate tax rate, resulting in an effective corporate tax rate of 2% over the current life of the Ağı Dağı based on the gold and silver price assumptions used in the financial analysis. For the purpose of the feasibility study, the Company has only incorporated the corporate tax rate reduction into the economic analysis.

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 10 | ALAMOS GOLD INC Additional Opportunities  Incorporating Ağı Dağı and Çamyurt projects – as a higher level economic study is completed on Çamyurt, there are opportunities to optimize the mine plan incorporating both projects.  Accelerate development timeline – Initiating the construction of the water reservoir for the project earlier will shorten the site development timeline  Infill & exploration drilling – Both Ağı Dağı and Çamyurt have strong exploration potential with a large drill program of approximately 57,000 m planned across both projects prior to construction. At Ağı Dağı, this includes 5,000 m of infill drilling within the Baba and Deli pits, designed to upgrade Inferred mineral resources to a higher resource category, an additional 12,000 m of extension drilling testing along strike from both pits, and an additional 18,000 m of exploration drilling to follow up on other prospects on the project (Fire Tower, Ilhamur, and Ayi Tepe). At Çamyurt an additional 22,000 m of infill and exploration drilling has been designed to both upgrade and grow the existing mineral resource base Project Background The Ağı Dağı project consists of 10,514 hectares and is located in the Çanakkale Province on the Biga Peninsula of northwestern Turkey. The project is located approximately 50 km southeast of Çanakkale, the largest centre on the Biga Peninsula with a population of approximately 100,000. There is excellent, well-serviced infrastructure in close proximity to the project with paved roads, electricity, transmission lines, and electricity generating facilities, the most significant being a large coal-fired power plant adjacent to the nearby Town of Çan, which has a population of approximately 30,000. The Çamyurt project is located approximately 4 km southeast of Ağı Dağı and is expected to utilize its processing infrastructure. The Company also owns the Kirazlı development project, located approximately 25 km northwest of Ağı Dağı. Both Kirazlı and Ağı Dağı are standalone open pit heap leach projects. Çamyurt Preliminary Economic Assessment The PEA for Çamyurt was conducted on the basis that the project will have minimal standalone infrastructure. Ore from Çamyurt will be mined and trucked approximately 8 km to be processed through the infrastructure at Ağı Dağı once the Baba and Deli pits have been mined out. As more detailed economic studies are completed on Çamyurt, there are opportunities to both accelerate the processing of the Çamyurt ore before the end of the mine life at Ağı Dağı and build a standalone crushing circuit and leach pad facility at Çamyurt which would reduce haulage and mining costs.

TRADING SYMBOL: TSX:AGI NYSE:AGI

Çamyurt	Preliminary Economic Assessment - 2017
Production	
Mine life (years)	4
Total gold production (ounces)	373,200
Total silver production (ounces)	1,612,600
Average annual production (ounces)[1]	
Gold	93,200
Silver	403,000
Total ore mined (tonnes)	16,580,000
Total waste mined (tonnes)	30,874,000
Total material mined (tonnes)	47,454,000
Waste-to-ore ratio[2]	1.86
Average grade (grams per tonne)	
Gold	0.92
Silver	6.3
Recovery (%)	
Gold	76%
Silver	48%
Average throughput (tonnes per day ("tpd"))	15,000
Operating Costs	
Total cost per tonne of ore[3]	$14.03
Total cash cost (per ounce sold)[4]	$604
Mine-site all-in sustaining cost (per ounce sold)[4]	$645
Capital Costs (millions)	
Pre-production capital expenditure	$10.2
Sustaining capital expenditure	$9.4
Reclamation costs (net of salvage value)	$5.9
Total capital expenditure	$25.5
Economic Analysis	
IRR (after-tax)	**253.0%**
NPV @ 0% discount rate (after-tax, millions)	$173.8
NPV @ 5% discount rate (after-tax millions)	$111.4
NPV @ 8% discount rate (after-tax, millions)	**$86.2**
Gold price assumption (average, per ounce sold)	$1,250
Silver price assumption (average, per ounce sold)	$16.00
Exchange Rate (Turkish Lira/US Dollar)	2.90:1

1. Average annual production is based on four years of production
2. Reported waste-to-ore ratio is over the life of mine
3. Total unit cost per tonne of ore excludes silver as a by-product credit
4. Total cash costs and mine-site all-in sustaining costs include silver as a by-product credit

11 | ALAMOS GOLD INC

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 12 | ALAMOS GOLD INC Çamyurt Mineral Reserves and Resources The PEA for Çamyurt is based on the Measured and Indicated mineral resource of 17.7 million tonnes grading 0.89 g/t Au and 6.1 g/t Ag, containing 0.51 million ounces of gold and 3.5 million ounces of silver. The mine plan in the PEA incorporates Measured and Indicated mineral resources of 16.6 million tonnes grading 0.92 g/t Au and 6.3 g/t Ag, containing 0.49 million ounces of gold and 3.4 million ounces of silver. The mineable ounces were determined using an optimized pit shell based on gold and silver price assumptions of $1,200 and $18.00 per ounce, respectively. An Inferred mineral resource of 55,000 ounces of gold and 298,000 ounces of silver is contained within the pit shell and treated as waste in the PEA mine plan. This represents an opportunity to add to the mine plan with its conversion through additional infill drilling. Mineral Resources at a 0.2 g/t gold cut-off grade – Effective as of December 31, 2016 Classification Ktonnes g/t Au g/t Ag Contained Ounces Gold Silver Measured 513 1.00 5.6 17,000 93,000 Indicated 17,208 0.89 6.2 492,000 3,404,000 Measured & Indicated 17,721 0.89 6.1 509,000 3,497,000 Inferred 2,791 0.95 5.8 85,000 518,000 1. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources estimated will be converted into Mineral Reserves. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues 2. The CIM definitions were followed for the classification of Measured, Indicated, and Inferred mineral resources. 3. The quantity and grade of reported Inferred Resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred Resources as an Indicated or Measured Mineral Resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured Mineral Resource category 4. Mineral resources are contained within pits optimized at a price of gold of US$1,400/oz and US$22/oz for silver, with pit slope angles of 45° Economic Analysis Çamyurt’s estimated base case after-tax IRR is 253% and after-tax NPV is $86 million, using an 8% discount rate based on an economic analysis conducted as part of the PEA. This represents a 1.4 year payback and assumes a gold price of $1,250 per ounce and silver price of $16.00 per ounce, and incorporates only Measured and Indicated mineral resources. The project’s economics are sensitive to discount rates, metal price assumptions and input costs as detailed in the tables below. Çamyurt After-Tax NPV (8%) Sensitivity ($ Millions) -15% -10% -5% Base Case 5% 10% 15% Gold and Silver Price $57.3 $67.0 $76.6 $86.2 $93.8 $103.3 $112.8 Turkish Lira $94.6 $92.0 $89.3 $86.2 $82.8 $79.1 $74.9 Capital Costs $88.1 $87.4 $86.8 $86.2 $85.6 $85.0 $84.4 Operating Costs $100.7 $95.9 $91.1 $86.2 $81.4 $76.5 $71.7

TRADING SYMBOL: TSX:AGI NYSE:AGI

Çamyurt After-Tax NPV (8%) and IRR Sensitivity to Gold Price

Gold Price ($)	After-Tax NPV 8% ($M)	After-Tax IRR (%)
$950	$42.3	133.0%
$1,050	$57.0	174.2%
$1,150	$71.6	215.3%
$1,250	**$86.2**	**253.0%**
$1,350	$98.7	284.8%
$1,450	$113.1	321.5%

Çamyurt After-Tax NPV Sensitivity to Discount Rate

Discount Rate (%)	After-Tax NPV ($M)
0%	$173.8
5%	$111.4
8%	**$86.2**
10%	$73.0

Permitting

Çamyurt is not covered under the EIA that was completed and approved by the federal government for Ağı Dağı. Incorporating the Çamyurt project into Ağı Dağı will require a new EIA submission or an amendment to the existing Ağı Dağı EIA.

Mining, Processing, Metallurgy and Infrastructure

Conventional open pit mining methods will be utilized at Çamyurt with contract mining to be employed as with Ağı Dağı. The final pit designs are based on a 5 m bench height. A traditional drill, blast, load and haul sequence will be used to deliver ore to the crushing circuit at Ağı Dağı. Waste produced over the life of the mine will be sent to the waste rock dump located near the Çamyurt pit, or backfilled into the pit once the ultimate pit bottom has been achieved.

Çamyurt has been designed as a 15,000 tpd mining operation with ore to be hauled approximately 8 km to the crushing circuit at Ağı Dağı where it will be processed by primary and secondary crushing to a nominal size of 26 millimetres. The secondary crushed ore will be drum agglomerated, stacked on the leach pad by conveyor stacking and processed with conventional heap leaching methods.

The crushed ore will be stacked in 10 m lifts on the Ağı Dağı leach pad facility which will be expanded in three phases and have an ultimate capacity of 73.6 million tonnes. This is sufficient to accommodate the 54.4 million tonne Ağı Dağı mineral reserve and 16.6 million tonnes of ore included in the PEA mine plan for Çamyurt. A dilute cyanide solution will be applied to the crushed ore over a 90 day leaching cycle with the pregnant solution collected and processed through the ADR plant where gold and silver doré will be produced.

Based on column tests conducted on the different alteration types at Çamyurt, gold and silver recoveries are expected to average 76% and 48%, respectively.

Operating Costs

Total cash costs are expected to average $604 per ounce of gold and mine-site all-in sustaining costs $645 per ounce, net of silver as a by-product credit. Total unit costs per tonne of ore processed are expected to average $14.03 per tonne. This is higher than Ağı Dağı

13 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

reflecting higher unit mining costs per tonne of material, a higher waste-to-ore ratio and higher administration costs with Çamyurt being a smaller tonnage operation.

Unit mining costs of $3.31 per tonne moved are higher than that of $1.72 per tonne estimated at Ağı Dağı, primarily reflecting the longer haulage distances with ore to be trucked to the crushing circuit at Ağı Dağı. Approximately 60% of Çamyurt's operating and capital costs are denominated in the Turkish Lira. Of the remaining 40%, the majority is denominated in US dollars.

The breakdown of unit costs is summarized as follows.

Operating Cost[1]	$/t Processed	LOM $M
Mining[2]	$9.48	$157.1
Processing	$2.55	$42.3
G&A	$2.00	$33.1
Total Operating Costs[3]	**$14.03**	**$232.6**

1. Operating costs exclude working capital and royalty payments
2. Average mining cost during the production period is $3.31/t mined with a strip ratio of 1.86:1
3. Excludes silver as a by-product credit

Capital Costs

Initial capital is estimated to be $10 million. The life of mine capital, including sustaining capital and closure costs, is estimated to be $26 million. With ore to be trucked to Ağı Dağı for processing, minimal infrastructure is required. In addition, the estimated capital for Ağı Dağı includes a leach pad expansion which is expected to provide enough capacity for all ore to be processed from Çamyurt in the PEA mine plan.

A breakdown of the capital requirements is detailed as follows.

Capital Cost ($ Millions)	
Mining	$0.4
Water Supply and Management	$4.3
Offsite Infrastructure	$0.4
Onsite Infrastructure	$0.3
EPCM	$0.5
Owner's Cost	$2.6
Contingency	$1.7
Total Pre-Production Capital	**$10.2**
Sustaining Capital	$9.4
Reclamation and Closure Costs	$5.9
Total Capital	**$25.5**

Royalty and Taxes

As with Ağı Dağı, Çamyurt is subject to the same Mining State Right Royalty payable to the Turkish government, and a 2% NSR royalty payable to Franco-Nevada.

14 | ALAMOS GOLD INC

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 15 | ALAMOS GOLD INC Given the small initial capital required to develop Çamyurt, and the minimal impact of tax incentives, the Company expects it will be taxed at the statutory rate of 20% for the majority of the life of the project. The feasibility study for the Ağı Dağı project and preliminary economic assessment for the Çamyurt project was consolidated by JDS Energy & Mining Inc. ("JDS"), an international engineering firm with extensive experience in both the construction and operation of mining projects, in collaboration with third party consulting firms and Alamos Gold’s technical team. Technical Disclosure Chris Bostwick, FAusIMM, Alamos Gold's Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Chris Bostwick is a Qualified Person within the meaning of Canadian Securities Administrator's National Instrument 43-101 ("NI 43-101"). The Feasibility Study has been prepared by several independent Qualified Persons (QPs) along with Alamos’ internal technical staff.  All geologic interpretations and grade estimation parameters were reviewed and defined from first principals in the 2013 mineral resource update. The interpretation and digitization of the alteration, reduced oxidation state, and lithology, was carried out by the geology team at site, while the estimation of grades into a mineral resource was carried out by Marc Jutras, P.Eng., Principal, Mineral Resources at Ginto Consulting Inc.  The Ağı Dağı and Çamyurt mine plans and Ağı Dağı mineral reserve were developed by Independent Mining Consultants, Inc. (IMC) with Herb Welhener, SME-RM, as the Qualified Person for this work. The mine plan and Mineral Reserve are based on the Mineral Resource presented in Section 14 of the NI 43-101 technical report, to be filed on SEDAR, combined with economic evaluation and detailed mine planning.  Mine geotechnical design and recommendations were provided by Jim Cremeens, P.E., P.G., of Knight Piesold.  Todd Minard, P.E., of Golder Associates (Reno) was responsible for the heap leach facility and waste rock dump design and site geotechnical design.  The water management plan was prepared by Paolo Chiaramello, P.Eng., of Golder Associates, (Vancouver).  The metallurgy and processing sections were prepared by J. Andrew Cormier, P.Eng., of Alamos Gold and the Environment section was prepared under his direction. The financial model and tax analysis was prepared by Alamos Gold. With the exception of Mr. Cormier and Mr. Bostwick, each of the foregoing individuals are independent of Alamos Gold. They are all Qualified Persons within the meaning of NI 43-101. The Company expects to file a technical report prepared in accordance with NI 43-101 on SEDAR at www.sedar.com within 45 days of the date of this release.

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 16 | ALAMOS GOLD INC About Alamos Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson mine in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,300 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”. FOR FURTHER INFORMATION, PLEASE CONTACT: Scott K. Parsons Vice President, Investor Relations (416) 368-9932 x 5439 The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. Cautionary Note to U.S. Investors - Mineral Reserve and Resource Estimates All resource and reserve estimates included in this news release or documents referenced in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ materially from the definitions in SEC Industry Guide 7 ("SEC Industry Guide 7") under the United States Securities Act of 1933, as amended, and the Exchange Act. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the U.S. Securities and Exchange Commission (the "SEC"). Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in very limited circumstances. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures. Cautionary Note Regarding Forward Looking Statements This news release includes certain "forward-looking statements". All statements other than statements of historical fact included in this release, including without limitation statements regarding outcomes of the Ağı Dağı feasibility study and Çamyurt PEA, gold grades, recoveries, potential mineralization, reserves and resources, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 17 | ALAMOS GOLD INC uncertainties. These forward-looking statements include, but are not limited to, statements with respect to expectations with respect to ongoing exploration, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos' expectations include, among others, risks related to ongoing permitting requirements in Turkey, risks due to geopolitical risks of operating in Turkey, the actual results of current exploration activities, further conclusions of economic evaluations and changes in project parameters and costs as plans continue to be refined as well as future prices of gold, as well as those factors discussed in the section entitled "Risk Factors" in Alamos' Annual Information Form and other disclosures of "Risk Factors" by Alamos, available on SEDAR and EDGAR. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

TRADING SYMBOL: TSX:AGI NYSE:AGI

Table 1: Ağı Dağı Annual Mine Production Schedule

	Units	Total	PP -2	PP -1	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6
Ore	kt	54,361	668	2,190	8,361	10,500	10,500	10,500	10,425	1,217
Au	g/t	0.67	0.35	0.40	0.72	0.81	0.83	0.56	0.53	0.38
Ag	g/t	5.41	2.11	2.56	4.04	6.38	9.49	4.13	3.67	4.33
Waste	kt	55,893	5,326	14,668	10,914	7,686	7,982	5,554	3,368	395
Total	kt	110,254	5,994	16,858	19,275	18,186	18,482	16,054	13,793	1,612
Strip ratio	Wt:Ot	1.03	7.97	6.70	1.31	0.73	0.76	0.53	0.32	0.32
Gold Production	koz	937	-	4	123	241	201	172	151	46
Silver Production	koz	2,365	-	7	205	575	657	476	308	137

Table 2: Çamyurt Annual Mine Production Schedule

	Units	Total	Year 1-4	Year 5	Year 6	Year 7	Year 8	Year 9
Ore	kt	16,580	-	625	4,700	5,252	5,252	751
Au	g/t	0.92	-	0.72	0.83	0.95	0.98	1.01
Ag	g/t	6.32	-	2.18	5.67	7.00	6.49	7.85
Waste	kt	30,874	-	814	9,725	11,348	8,393	594
Total	kt	47,454	-	1,439	14,425	16,600	13,645	1,345
Strip ratio	Wt:Ot	1.86	-	1.30	2.07	2.16	1.60	0.79
Gold Production	koz	373	-	0.4	83	118	120	52
Silver Production	koz	1,613	-	0.9	304	542	526	240

18 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Table 3: Summary of Kirazli, Ağı Dağı & Çamyurt Economic Studies

	Feasibility Study - 2017		Preliminary Economic Assessment - 2017
	Kirazlı	Ağı Dağı	Çamyurt
Production			
Mine life (years)	5	6	4
Total gold production (ounces)	540,000	937,300	373,200
Total silver production (ounces)	3,141,000	2,365,200	1,612,600
Average annual production (ounces)[1]			
Gold	104,000	177,600	93,200
Silver	617,300	444,200	403,000
Total ore mined (tonnes)	26,100,000	54,361,000	16,580,000
Total waste mined (tonnes)	37,900,000	55,893,000	30,874,000
Total material mined (tonnes)	64,000,000	110,254,000	47,454,000
Waste-to-ore ratio[2]	1.45	1.03	1.86
Average grade (grams per tonne)			
Gold	0.79	0.67	0.92
Silver	12.0	5.4	6.3
Recovery (%)			
Gold	81%	80%	76%
Silver	31%	25%	48%
Average throughput (tonnes per day ("tpd"))	15,000	30,000	15,000
Operating Costs			
Total cost per tonne of ore[3]	$8.49	$6.46	$14.03
Total cash cost (per ounce sold)[4]	$339	$374	$604
Mine-site all-in sustaining cost (per ounce sold)[4]	$373	$411	$645
Capital Costs (millions)			
Pre-production capital expenditure	$151.9	$250.3	$10.2
Sustaining capital expenditure	$18.1	$33.9	$9.4
Reclamation costs (net of salvage value)	$9.9	$28.8	$5.9
Total capital expenditure	$179.8	$312.9	$25.5
Economic Analysis			
IRR (after-tax)	**44.3%**	**38.7%**	**253.0%**
NPV @ 0% discount rate (after-tax, millions)	$299.3	$492.8	$173.8
NPV @ 5% discount rate (after-tax millions)	$222.9	$360.2	$111.4
NPV @ 8% discount rate (after-tax, millions)	**$186.5**	**$297.6**	**$86.2**
Gold price assumption (average, per ounce sold)	$1,250	$1,250	$1,250
Silver price assumption (average, per ounce sold)	$16.00	$16.00	$16.00
Exchange Rate (Turkish Lira/US Dollar)	2.90:1	2.90:1	2.90:1

1. Average annual production is based on five full years of production for Kirazlı and Ağı Dağı and excludes pre-commercial production
2. Reported waste-to-ore ratio is over the life of mine. The waste-to-ore ratio during commercial production is 0.70:1 for Ağı Dağı and 1.19:1 for Kirazlı in the 2017 feasibility study
3. Total unit cost per tonne of ore excludes silver as a by-product credit
4. Total cash costs and mine-site all-in sustaining costs include silver as a by-product credit

19 | ALAMOS GOLD INC